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15049619

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

328 Newman Springs Rd.
(No. and Street)

Red Bank	**New Jersey**	**07701**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mindy Horowitz, CFP/FINOP **732-280-6886**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown
(Name -- *if individual, state last, first, middle name*)

465 South Street, Suite 200	**Morristown, NJ**		**07960**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, **Mindy Horowitz, CFP/FINOP**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Garden State Securities, Inc.**, as of **December 31 ,2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

KATHLEEN M. RIVIERE
Commission # 2047177
Notary Public, State of New Jersey
My Commission Expires
September 02, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption.
- [ ] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Garden State Securities, Inc.
Table of Contents
December 31, 2014

Garden State Securities, Inc.

Financial Statements

December 31, 2014

With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 As a PUBLIC DOCUMENT

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Shareholders of
Garden State Securities, Inc.

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. as of December 31, 2014. This financial statement is the responsibility of Garden State Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 24, 2015

Garden State Securities, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	254,581
Deposits held at clearing brokers		115,000
Securities owned, at fair value		155,357
Due from clearing firm		766,964
Furniture, equipment, and leasehold improvements (net)		62,386
Due from related entities		30,991
Prepaid expenses and other assets		634,565
	$	2,019,844

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	823,847
Subordinated borrowings		
Liabilities subordinated to the claims of general creditors - loans		50,000
		873,847
Stockholders' equity		
Common stock - no par value; 1,000 shares authorized, issued and outstanding		40,000
Additional paid-in capital		792,706
Retained earnings		313,291
Total stockholders' equity		1,145,997
	$	2,019,844

Notes to Financial Statements are an integral part of this statement.

1. **Organization and Nature of Business**
Garden State Securities, Inc. (the "Company") is a full service broker-dealer whose primary business is to provide financial services to the general public and to the financial community as a registered broker-dealer in accordance with the Securities and Exchange Act of 1934. In addition, the Company provides investment banking services to micro, small and mid-cap growth companies and engages in trading securities and market making. The Company clears securities transactions through two clearing firms on a fully-disclosed basis and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

2. **Significant Accounting Policies**

Securities Owned
Securities owned are recorded on a trade date basis and valued at fair value, as required. See Note 4 - Fair Value Measurements for further disclosure.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards. Expenditures for maintenance and repairs are expensed as costs are incurred.

Revenue Recognition
The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities and charges commissions based on the services the Company provides to its customers.

Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transactions on margin are charged interest, which the Company participates in. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firms.

Investment banking revenues include income arising from securities offerings in which the Company acts as an agent and also include fees earned from providing financial advisory services. These fees can be in the form of cash and/or securities. Investment banking revenues are recorded when earned. Securities received in lieu of cash are recorded at fair value when earned. Advisory fee revenues are recorded in accordance with the terms of the advisory agreement. See Note 4 - Fair Value Measurements for further disclosure.

Net trading profits result in gains or losses from securities transactions entered into for the accounts of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the Company to losses. Net trading profits are recorded on a trade date basis.

The Company also receives revenue from the sale of mutual funds and annuity products directly from the vendors. These revenues are generally recorded when earned.

Receivables from Clearing Organizations
Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary. These receivables are generated in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is classified as a subchapter "S" corporation for federal and state income taxes. As such, the stockholders will reflect income or loss, as applicable, on their individual tax returns. As a result, no provision for income taxes is reflected in these financial statements.

Management has analyzed the Company's tax positions, and has concluded that no liability should be recorded for related tax positions taken on returns filed for open years 2011-2013, or expected to be taken in year 2014 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal and New Jersey where the Company operates. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits or liabilities will change materially in the next 12 months. In addition, the Company has no income tax related penalties or interest for the period reported in these financial statements.

3. **Deposits Held at Clearing Brokers**
The Company is required to maintain deposits totaling $115,000 with its clearing brokers. These deposits are maintained in interest bearing accounts.

4. **Fair Value Measurements**
Securities owned are recorded at fair value in accordance with ASC 820 which establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflects the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Observable inputs such as quoted market prices in active markets or identical assets or liabilities

Level 2 – Observable market-based inputs or observable inputs that are corroborated by market data

Level 3 – Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions

The assets' fair value measurement level within the fair value hierarchy is based on the most observable level of any input that is significant to the fair value measurement. The valuation techniques used by the Company maximized the use of observable inputs and minimized the use of unobservable inputs.

The following table sets forth by level within the fair value hierarchy, the securities owned by the Company, as of December 31, 2014:

Fair Value Measurements

As of December 31, 2014 **Securities owned at fair value**	**Level 1**	**Level 2**	**Level 3**	**Total**
Corporate stocks	$91,094	--	--	$91,094
Restricted stock	--	--	64,263	64,263
	$91,094	$ --	$64,263	$ 155,357

The following is a description of the valuation methodologies used for assets measured at fair value.

Corporate stocks and options are valued using quoted prices in active markets. As such, these securities are classified as Level 1 measurements.

Investments in restricted equity securities and warrants were obtained from investment banking activities. While these securities are actively traded, the Company is required to hold them for a period of time. The securities are valued at a 40% discount due to their restricted status and are categorized as Level 3 securities. During 2014, approximately $52,000 of unrestricted securities was moved to Level 1. This occurred because these securities became unrestricted during the year and are now valued using quoted market prices in active markets.

These methods are consistent with prior years.

The following table provides information about the valuation techniques and unobservable inputs used in the valuation of financial instruments falling within Level 3 of the fair value hierarchy as of December 31, 2014:

Description	Fair Value	Valuation Technique	Unobservable Input	Quantitative Measures
Restricted stocks	$ 64,263	Quoted market price less discount for restriction and lack of marketability	Discount rate	40%

The changes in Level 3 investments measured at fair value on a recurring basis for the year ended December 31, 2014 are summarized below:

	Level 3 Measurements
Beginning balance	$121,107
Purchases	130,673
Sales	(291,223)
Securities transferred from Level 3 to Level 1	(52,000)
Realized and unrealized gains/losses-net, included in earnings	155,706
Ending balance	$ 64,263

5. Furniture, Equipment and Leasehold Improvements

Furniture and equipment and leasehold improvements, at cost, consisted of the following as of December 31, 2014:

Furniture and equipment	$ 241,944
Leasehold improvements	49,770
	291,714
Less: accumulated depreciation and amortization	(229,328)
Property and equipment - net	$ 62,386

Total depreciation and amortization expense was $26,428 for the year ended December 31, 2014.

6. Liabilities Subordinated to the Claims of General Creditors

On July 1, 2009, the Company entered into a loan agreement with RBC Correspondent Services totaling $300,000. The loan, which is subordinated to claims of general creditors, charges interest quarterly at the rate of 30 day LIBOR + 3.5% per annum, maturing in 2015. The fifth of the six annual principal repayments of $50,000 was made on July 31, 2014. The final principal payment is due on July 31, 2015. The balance outstanding at December 31, 2014 is $50,000.

Liabilities subordinated to the claims of general creditors are available in computing net capital pursuant to rule 15c3-1 and require the approval of FINRA before any prepayment can occur. To the extent that such borrowings are required for the Company's compliance with minimum net capital requirements, they may not be repaid.

7. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The net capital and net capital requirements of $240,821 and $100,000, respectively, resulted in excess net capital of $140,821. The Company's percentage of aggregate indebtedness to net capital was 3.42 to 1.

8. Risks and Uncertainties

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company primarily uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses two clearing brokers for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged as an expense, based on the particular facts and circumstances.

Securities owned are exposed to various market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

The Company maintains its cash in bank deposit accounts with one major financial institution. Interest and non-interest bearing accounts are insured by the Federal Deposit Insurance Corporations up to $250,000. The bank accounts, at times, exceed federally insured limits. The Company monitors the financial condition of this institution and has not experienced any losses on such accounts.

9. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers.

10. Commitments and Contingencies

Operating Leases

In February 2010, the Company entered into an agreement to lease office space in Red Bank, New Jersey, under an initial six-year operating lease, with the option to renew for an additional five year term. This non-cancelable operating lease carries escalating payments through its expiration in 2016. In addition, the Company is responsible for paying its pro rata share of certain expenses. The lease is guaranteed by several stockholders of the Company.

In September 2013, the Company entered into an agreement to lease executive space in New York City, New York, under an initial six-month term. Upon expiration of the original lease, the Company renewed in increments of three months. The Company has notified the landlord that the lease will not be renewed after the February 2015 term has expired.

The Company also entered into lease agreements for certain office equipment. The lease payments are charged to expense when incurred.

Future minimum lease payments for all leases are as follows for the years ended December 31:

2015	$ 279,839
2016	98,938
2017	10,411
2018	9,624
	$ 398,812

Total rent expense for all operating leases was $323,131 for the year ended December 31, 2014.

Clearing Broker Agreement

In July 2004, the Company entered into a five-year clearing agreement which with one of its clearing firms, which provides for a termination fee of $10,000 per month for each remaining month of the term upon cancellation of agreement by either party. Effective June 2008, the Company signed a clearing agreement amendment extending the original five-year agreement for an additional five years through July 2014. The Company finalized the negotiations of a new clearing agreement effective May 14, 2014 and extending through July 19, 2017.

Legal and Other Contingencies
The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Professional standards requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our results of operations, financial position, or our cash flows. In the ordinary course of business the Company may be a party to claims or disputes. Amounts are accrued or disclosed based on the criteria described above.

In 2014, the Company resolved one regulatory proceeding with FINRA and agreed to a censure and monetary fine in the amount of $15,000 which is being paid over time. In addition, the Company settled two customer complaints and arbitrations in the aggregate amount of approximately $27,000, of which $10,000 was paid in 2015.

The Company has several open FINRA exams where the Company may be subject to additional fines and penalties. At this time the amount and timing of any fines is unknown.

At December 31, 2014, the Company has accrued $24,600 for legal and regulatory settlements, which includes the balances owed on the fines described above.

11. Related Party Transactions
One of the Company's related parties, Garden State Holdings, LLC ("GSH"), holds the errors & omissions policy and related financing. GSH is not an operating company and has no assets other than the related party transaction described above; therefore the Company makes the payments for the financing on behalf of GSH.

Included in prepaid expenses and other assets is a receivable from one of the Company's owners in the amount of $105,326, which includes interest at a rate of 4%. The repayment of this receivable began in January 2015 and is expected to be fully collected.

In January 2012, the Company, and one of the companies affiliated through common ownership, entered into a management services agreement. During the year, the Company collected fees which offset commission expense in the amount of approximately $1,367,000 under this agreement. In August 2013, the Company entered into a management services agreement with another of the companies affiliated thought common ownership. During the year, the Company collected fees in the amount of approximately $367,000 which offset commission expense. The total net amount due from all related entities was $30,991 at December 31, 2014.

12. Subsequent Events
The Company has evaluated subsequent events through the date of financial statement issuance and has determined that there are no events requiring recognition or disclosure in these financial statements.